 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934

NAUTILUS MARINE ACQUISITION CORP.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

Y6255E1011
(CUSIP Number)

Per A. Schoyen
Kjell E. Karlsen
Kenneth Fjeld
Svein-Harald Mosvold Knutsen
Tom Arne Nordvik
Vega Resource Group AS

c/o Vega Offshore Management AS
PO Box 54
N-4611 Kristiansand - Norway
+47 23626203

With copies to:

William S. Haft, Esq.
Orrick, Herrington & Sutcliffe LLP
51 West 52nd Street
New York, NY 10019
(212) 506 3740
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)[Missing Graphic Reference]

February 14, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 1The Common Stock have no CUSIP number. The CINS number for the Common Stock is Y6255E101

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) VEGA RESOURCE GROUP AS
2	Check the Appropriate Box if a Member of a Group	(a) (b)	[ ] [X]
3	SEC Use Only
4	Source of Funds: OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		[ ]
6	Citizenship or Place of Organization: Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 237,624
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 237,624
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 237,624
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount In Row 11 6.70%
14	Type of Reporting Person: CO

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) Per A. Schoyen
2	Check the Appropriate Box if a Member of a Group	(a) (b)	[ ] [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		[ ]
6	Citizenship or Place of Organization: Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 237,624*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 237,624*
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 237,624*
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount In Row 11 6.70%
14	Type of Reporting Person: IN

* Shares held by VEGA RESOURCE GROUP AS

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) Kjell E. Karlsen
2	Check the Appropriate Box if a Member of a Group	(a) (b)	[ ] [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		[ ]
6	Citizenship or Place of Organization: Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 237,624*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 237,624*
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 237,624*
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount In Row 11 6.70%
14	Type of Reporting Person: IN

* Shares held by VEGA RESOURCE GROUP AS

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) Kenneth Fjeld
2	Check the Appropriate Box if a Member of a Group	(a) (b)	[ ] [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		[ ]
6	Citizenship or Place of Organization: Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 237,624*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 237,624*
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 237,624*
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount In Row 11 6.70%
14	Type of Reporting Person: IN

* Shares held by VEGA RESOURCE GROUP AS

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) Svein-Harald Mosvold Knutsen
2	Check the Appropriate Box if a Member of a Group	(a) (b)	[ ] [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		[ ]
6	Citizenship or Place of Organization: Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 237,624*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 237,624*
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 237,624*
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount In Row 11 6.70%
14	Type of Reporting Person: IN

* Shares held by VEGA RESOURCE GROUP AS

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) Tom Arne Nordvik
2	Check the Appropriate Box if a Member of a Group	(a) (b)	[ ] [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		[ ]
6	Citizenship or Place of Organization: Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 237,624*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 237,624*
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 237,624*
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount In Row 11 6.70%
14	Type of Reporting Person: IN

* Shares held by VEGA RESOURCE GROUP AS

           This Schedule 13D is being filed by VEGA RESOURCE GROUP AS (“Vega”) and Messrs Per A Schoyen, Kjell E Karlsen, Kenneth Fjeld, Svein-Harald Mosvold Knutsen and Tom Arne Nordvik (“Principals”, and collectively with Vega, the “Reporting Persons”).  The Reporting Persons may constitute a “group” for reporting purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the “Act”), with respect to their respective beneficial ownership of the Shares (as defined below).  This Schedule 13D constitutes the original report of the Reporting Persons.

Item 1.    Security and Issuer

This Schedule 13D relates to shares of common stock, $0.0001 par value per share (the “Shares”), of Nautilus Marine Acquisition Corp., a Marshall Islands corporation (the “Issuer”). The Issuer’s principal executive offices are located at 90 Kifissias Avenue, Maroussi 15125 Athens, Greece.

Item 2.    Identity and Background

The following information relates to Vega:

(a)                    Name: VEGA RESOURCE GROUP AS

(b)                    Place of Organization: Norway

(c)                    Principal Business: Shipping

Address of Principal Office: PO Box 54, N-4611 Kristiansand, Norway

(d & e)
Vega has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Messrs Per A Schoyen, Kjell E Karlsen, Kenneth Fjeld, Svein-Harald Mosvold Knutsen and Tom Arne Nordvik are the Directors of Vega.  None of these individuals has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any of these individuals been, during the last five years, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Not applicable

The following information relates to Per A Schoyen:

(a)	Name: Per A Schoyen

(b)	Business Address: PO Box 54, N-4611 Kristiansand, Norway

(c)	Principal Occupation: Investor

(d & e)
Per A Schoyen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Norwegian

The following information relates to Kjell E Karlsen:

(a)	Name: Kjell E Karlsen

(b)	Business Address: PO Box 54, N-4611 Kristiansand, Norway

(c)	Principal Occupation: Investor

(d & e)
Kjell E Karlsen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Norwegian

The following information relates to Kenneth Fjeld:

(a)	Name: Kenneth Fjeld

(b)	Business Address: PO Box 54, N-4611 Kristiansand, Norway

(c)	Principal Occupation: Investor

(d & e)
Kenneth Fjeld has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Norwegian

The following information relates to Svein-Harald Mosvold Knutsen:

(a)	Name: Svein-Harald Mosvold Knutsen

(b)	Business Address: PO Box 54, N-4611 Kristiansand, Norway

(c)	Principal Occupation: Investor

(d & e)
Svein-Harald Mosvold Knutsen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Norwegian

The following information relates to Tom Arne Nordvik:

(a)	Name: Tom Arne Nordvik

(b)	Business Address: PO Box 54, N-4611 Kristiansand, Norway

(c)	Principal Occupation: Investor

(d & e)
Tom Arne Nordvik has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Norwegian

Item 3.       Source and Amount of Funds or Other Consideration

Vega acquired an aggregate of 237,624 Shares pursuant to the Share Purchase Agreement dated as of December 5, 2012 (the “Share Purchase Agreement”) pursuant to which the Issuer acquired Assetplus Limited from Vega and Assetplus’ other shareholder, Oil and Gas Ships Investor Limited.  The consideration received by Vega from the Issuer included the 237,624 Shares that it now owns.

Item 4.    Purpose of Transaction

All of the Shares reported herein were acquired for investment purposes, and were acquired without the purpose or effect of changing or influencing control of the Issuer.  The Reporting Persons review on a continuing basis their investment in the Issuer and reserve the right to change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment in the Issuer.  Based on such review and depending on the price and availability of the Issuer’s securities, the Reporting Persons may from time to time, subject to any legal or contractual restrictions, acquire or dispose, or cause to be acquired or disposed, additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

Item 5.    Interest in Securities of the Issuer

(a)           As of the date hereof, Vega owns, and each Principal may be deemed beneficial owner of, 237,624 Shares, or 6.70% of the outstanding Shares. Together, the Principals indirectly own 100% of the capital stock of Vega.  Mr. Per A. Schoyen indirectly owns 25% of the capital stock of Vega; Mr. Kjell E. Karlsen indirectly owns 25% of the capital stock of Vega; Mr. Kenneth Fjeld indirectly owns 25% of the capital stock of Vega; Mr. Svein-Harald Mosvold Knutsen indirectly owns 20% of the capital stock of Vega; and Mr. Tom Arne Nordvik indirectly owns 5% of the capital stock of Vega.”

(b)           Vega has the sole power to vote or direct the vote of 237,624 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 237,624  Shares; and has shared power to dispose or direct the disposition of 0 Shares.

Each Principal has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 237,624 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 237,624 Shares.

(c)           See Item 3 above.

(d)           Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)           Not applicable

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Share Purchase Agreement, the parties thereto agreed, among other matters and subject to the terms and conditions thereof, that the Issuer, as promptly as practicable following the Closing Date (as defined in the Share Purchase Agreement), appoint to its board of directors the following three individuals:  Mr. Anthony Argyropoulos; Mr. Savvas Georghiades, and Mr. Alexander Gotsopoulos.  Accordingly, these individuals were appointed to serve on the Issuer's board of directors on the Closing Date.  The full text of the Share Purchase Agreement is filed herewith as Exhibit B and is incorporated by reference herein.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer (i) among the Reporting Persons and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 above and (ii) between (a) the Reporting Persons and, to the best of their knowledge, any of the other persons identified pursuant to item 2 above and (b) any other person.

Item 7.    Material to Be Filed as Exhibits

Exhibit A:            Joint Filing Agreement between the Reporting Persons

Exhibit B:     Share Purchase Agreement (Incorporated by reference to Exhibit 4.1 to the Form 6-K filed by the Issuer on December 7, 2012)

[SCHEDULE 13D SIGNATURE PAGE]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VEGA RESOURCE GROUP AS

By: /s/ Per A Schoyen
Name: Per A Schoyen Title: Managing Director

PRINCIPALS:

      /s/ Per A Schoyen
Name: Per A Schoyen

      /s/ Kjell E Karlsen
Name: Kjell E Karlsen

      /s/ Kenneth Fjeld
Name: Kenneth Fjeld

      /s/ Svein-Harald Mosvold Knutsen
Name: Svein-Harald Mosvold Knutsen

      /s/ Tom Arne Nordvik
Name: Tom Arne Nordvik

Dated: March 28, 2013

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D dated March 28, 2013 relating to the common stock of Nautilus Marine Acquisition Corp. shall be filed on behalf of the undersigned.

[Signature Page Follows]

[SCHEDULE 13D JOINT FILING AGREEMENT SIGNATURE PAGE]

VEGA RESOURCE GROUP AS

By: /s/ Per A Schoyen
Name: Per Andreas Schoyen Title: Managing Director

PRINCIPALS:

      /s/ Per A Schoyen
Name: Per A Schoyen

      /s/ Kjell E Karlsen
Name: Kjell E Karlsen

      /s/ Kenneth Fjeld
Name: Kenneth Fjeld

      /s/ Svein-Harald Mosvold Knutsen
Name: Svein-Harald Mosvold Knutsen

      /s/ Tom Arne Nordvik
Name: Tom Arne Nordvik

Dated: March 28, 2013